Exhibit 99.1

Annual and Special Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

April 27, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

	Votes For		Votes Withheld
Nominee	#	%	#	%
Kevin E. Benson	255,257,556	99.57	1,095,815	0.43
Derek H. Burney	254,567,130	99.30	1,787,044	0.70
Wendy K. Dobson	244,941,411	95.55	11,412,634	4.45
E. Linn Draper	254,583,715	99.31	1,770,459	0.69
Paule Gauthier	254,670,341	99.34	1,683,030	0.66
Kerry L. Hawkins	244,875,200	95.52	11,478,974	4.48
S. Barry Jackson	255,659,877	99.73	694,168	0.27
Paul L. Joskow	255,517,410	99.67	836,764	0.33
Harold N. Kvisle	255,498,406	99.67	855,768	0.33
John A. MacNaughton	255,359,246	99.61	994,928	0.39
David P. O’Brien	234,530,245	91.52	21,719,971	8.48
W. Thomas Stephens	254,974,691	99.46	1,379,483	0.54
D. Michael G. Stewart	255,524,486	99.68	829,688	0.32

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting, or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
254,077,585	99.40	1,545,436	0.60

3. Amendments to the Stock Option Plan

By resolution passed via ballot, TransCanada’s Stock Option Plan was reconfirmed and amendments thereto were approved.  The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
170,034,745	68.49	78,241,511	31.51

4. Approval of Shareholder Rights Plan

By resolution passed via ballot, the continuance of TransCanada’s amended Shareholder Rights Plan was approved.  The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
231,147,889	93.05	17,276,653	6.95